KongZhong Corporation Reports Unaudited Third Quarter 2008 Financial Results

Beijing, China, November 17, 2008 - KongZhong Corporation (NASDAQ: KONG), a leading mobile Internet company in China, today announced its unaudited third quarter 2008 financial results.

Third Quarter 2008 Financial Highlights:

Total revenues for the third quarter of 2008 increased 46% year-over-year and increased 7% quarter-over-quarter to $25.05 million, exceeding the Company’s third-quarter revenue guidance of $23.5 million to $24.5 million.

Because of the rapid growth of the mobile games market in China, the Company has decided to make a concerted effort to explore the opportunities in this market. Starting from the third quarter of 2008, the Company has classified its operations related to mobile games into a separate operating segment. Financial measures associated with mobile online games, downloadable offline games and wireless application protocol (WAP) games, previously included in the financial measures for the WVAS segment, will be shown separately.

During the recent financial turmoil, the Company’s market capitalization decreased and remains below its net assets value. Many of the Company’s peers and competitors are also experiencing low valuations. Mainly because of the market conditions and the Company’s low market capitalization, in the third quarter, the Company recorded $21.62 million of provision for impairment of goodwill associated with the WVAS segment.

For the third quarter of 2008, the Company’s

•	WVAS revenues (now excluding mobile game revenues) increased 38% from the third quarter of 2007 and increased 2% quarter-over-quarter to $22.07 million;

•	mobile game revenues increased 179% from the third quarter of 2007 and increased 63% quarter-over-quarter to $2.37 million;

•	mobile advertising revenues increased 104% from the third quarter of 2007 and increased 57% quarter-over-quarter to $0.61 million;

•	net loss based on US Generally Accepted Accounting Principles (GAAP) was $21.57 million, which includes the $21.62 million provision for the impairment of goodwill; and

•
non-GAAP net income was $ 0.81 million. Non-GAAP diluted net income per ADS were $0.02. (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures.”)

Commenting on the results, KongZhong’s Chairman and Chief Executive Officer, Leilei Wang, said, “As the newly appointed Chairman and CEO of KongZhong I believe there are a number of noteworthy developments which bode well for the long-term future of the Company as I begin to map out new strategies for KongZhong. Firstly, I’ve begun to undertake efforts to grow our WVAS business which we expect to become a stable cash flow generation unit for the Company. More importantly as noted by our new operating segment this quarter, the launch of Tian Jie Online (a new mobile MMORPG) has performed up to our expectations as a new growth area for the Company. Also, KONG.net continues to build a loyal user base as leading free WAP site. Over the coming months we plan to share more of our new strategies with the market, while I continue to be impressed by the quality and passion of the KongZhong team to become the leading mobile Internet player in the China market.”

Business Highlights:

•
Tian Jie Online, a massively multiplayer online role-playing game (MMORPG), developed and operated by the Company, passed China Mobile's testing and was launched on China Mobile's Mobile Online Game Platform on September 10, 2008. On November 4, 2008, Tian Jie Online was named “Most Popular Mobile Online Game” at the 2008 China Joy Best Games Contest.

•	Traffic to Kong.net, the Company’s wireless Internet portal, reached its peak during the Beijing Olympics with 150 million daily page views and 2.4 million daily unique visitors.

•
Traffic to cn.NBA.com, the official NBA Chinese mobile site operated by the Company, bounced upwards strongly with the start of the new NBA regular season. Daily page views reached an all-time high of 40 million with 600,000 daily unique visitors.

Financial Results:

(Note: Unless otherwise indicated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

	For the Three Months Ended September 30, 2007 (US$ thousands)	For the Three Months Ended June 30, 2008 (US$ thousands)	For the Three Months Ended September 30, 2008 (US$ thousands)
Revenues	$17,121	$23,518	$25,050
WVAS	15,972	21,675	22,070
Mobile Games	849	1,453	2,368
Wireless Internet Portal	300	390	612

Cost of Revenue	8,180	12,812	13,395
WVAS	7,654	11,934	12,135
Mobile Games	352	600	955
Wireless Internet Portal	174	278	305

Gross profit	$8,941	$10,706	$11,655
WVAS	8,318	9,741	9,935
Mobile Games	497	853	1,413
Wireless Internet Portal	126	112	307

Gross profit ratio	52%	46%	47%
WVAS	52%	45%	45%
Mobile Games	59%	59%	60%
Wireless Internet Portal	42%	29%	50%

Revenues

WVAS revenues for the third quarter increased 38% from the third quarter of 2007 and increased 2% quarter-over-quarter to $22.07 million. Revenues from 2.5G services accounted for approximately 31% of the total WVAS revenues and revenues from 2G services represented the remaining 69%.

Mobile games revenues for the third quarter increased 179% from the third quarter of 2007 and increased 63% to $2.37 million. Revenues from mobile online games were $0.48 million, an increase of 61% quarter-over-quarter. Revenues from downloadable offline games and WAP games were $1.89 million, an increase of 63% quarter-over-quarter.

Mobile advertising revenues, which were mainly generated from the Company’s wireless Internet sites, increased 104% from the third quarter of 2007 and increased 57% to $0.61 million in the third quarter of 2008, as more advertisers and mobile phone users recognize wireless Internet as a new form of media.

Cost of Revenues

The WVAS cost of revenues in the third quarter of 2008 totaled $12.14 million, an increase of 2% quarter-over-quarter. WVAS gross margin in the third quarter of 2008 was 45%, consistent with the 45% in the second quarter of 2008.

The mobile games cost of revenues in the third quarter of 2008 totaled $0.96 million, an increase of 59% quarter-over-quarter. Mobile games gross margin in the third quarter of 2008 was 60% consistent with the 59% in the second quarter of 2008.

The mobile advertising cost of revenues in the third quarter of 2008 totaled $0.31 million, an increase of 10% quarter-over-quarter. Mobile advertising gross margin in the third quarter of 2008 was 50% compared to the 29% in the second quarter of 2008 mainly because the percentage of fixed cost towards revenues decreased when revenues increased.

Operating Expenses

	For the Three Months Ended September 30, 2007 (US$ thousands)	For the Three Months Ended June 30, 2008 (US$ thousands)	For the Three Months Ended September 30, 2008 (US$ thousands)
Product development	$3,216	$3,363	$4,078
Sales and marketing	4,481	5,083	5,018
General and administrative	1,475	2,851	3,551
Goodwill impairment loss	-	-	21,624
Total Operating Expenses	$9,172	$11,297	$34,271

Product development expenses in the third quarter of 2008 were $4.08 million, an increase of 21% quarter-over-quarter. The increase mainly resulted from the Company’s continuing efforts to develop mobile games and wireless Internet portal segments.

Sales and marketing expenses in the third quarter of 2008 were $5.02 million, a decrease of 1% quarter-over-quarter.

General and administrative expenses in the third quarter of 2008 were $3.55 million, an increase of 25% quarter-over-quarter.

The Company’s total headcount increased from 855 as of June 30, 2008 to 868 as of September 30, 2008.

Earnings

US GAAP net loss was $21.57 million, which includes the $21.62 million provision for the impairment of goodwill.
Non-GAAP net income in the third quarter of 2008 was $0.81 million. Diluted Non-GAAP earnings per ADS were $0.02 for the third quarter.

Balance Sheet and Cash Flow

As of September 30, 2008, the Company had $134.89 million in cash and cash equivalents. Cash in-flows from operating activities totaled $9.74 million in the first nine months of 2008.

Business Outlook:

Based on information available on November 18, 2008, the Company expects total revenues for the fourth quarter of 2008 to be between $25.5 million and $26.5 million.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on November 18 (7:30 pm Eastern time and 4:30 pm Pacific time on November 17, 2008). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Three Months Ended September 30, 2007	For the Three Months Ended June 30, 2008	For the Three Months Ended September 30, 2008
Revenues	$17,121	$23,518	$25,050
Cost of revenues	8,180	12,812	13,395
Gross profit	8,941	10,706	11,655
Operating expenses
Product development	3,216	3,363	4,078
Sales & marketing	4,481	5,083	5,018
General & administrative	1,475	2,851	3,551
Goodwill impairment loss	-	-	21,624
Total operating expenses	9,172	11,297	34,271
Operating loss	(231)	(591)	(22,616)
Interest income	945	1,388	1,134
Income (loss) before tax expense	714	797	(21,482)
Income tax expense	170	497	89
Net income	$544	$300	($21,571)

Basic earnings per ADS	$0.02	$0.01	($0.61)
Diluted earnings per ADS	$0.02	$0.01	($0.61)
ADS outstanding (million)	35.58	35.62	35.63
ADS used in diluted EPS calculation (million)	35.75	35.93	35.63

 KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)

	For the Nine Months Ended September 30, 2007	For the Nine Months Ended September 30, 2008
Cash Flows From Operating Activities
Net Income (Loss)	$2,146	($21,183)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Share-based compensation	1,878	1,862
Depreciation and amortization	2,050	2,204
Disposal of property and equipment	8	-
Gain on sales of investment	(208)	-
Goodwill impairment loss	-	21,624
Changes in operating assets and liabilities	(3,503)	5,236
Net Cash Provided by Operating Activities	2,371	9,743

Cash Flows From Investing Activities
Proceeds from sales of investment	208	-
Purchase of property and equipment	(1,336)	(1,277)
Acquisition of subsidiaries	(17,000)	-
Long-term investment	-	(2,964)
Net Cash Used in Investing Activities	(18,128)	(4,241)

Cash Flows From Financing Activities
Proceeds from exercise of share options	144	-
Net Cash Provided by Financing Activities	144	-

Effect of foreign exchange rate changes	3,736	7,043

Net (decrease) increase in Cash and Cash Equivalents	($11,877)	$12,545
Cash and Cash Equivalents, Beginning of Period	$131,402	$122,343
Cash and Cash Equivalents, End of Period	$119,525	$134,888

KongZhong Corporation
Condensed Consolidated Balance Sheets
(US$ thousands)
(Unaudited)

	September 30, 2007	June 30, 08	September 30, 2008
Cash and cash equivalents	$119,525	$130,628	$134,888
Accounts receivable (net)	13,764	18,368	16,457
Other current assets	3,680	3,535	2,742
Total current assets	136,969	152,531	154,087

Rental deposits	434	522	525
Intangible assets (net)	1,438	982	831
Property and equipment (net)	3,279	3,760	3,286
Long-term investment	-	1,500	2,964
Goodwill	33,964	37,167	15,776
Total assets	$176,084	$196,462	$177,469

Accounts payable	$5,604	$8,543	$10,529
Other current liabilities	5,054	6,689	5,806
Total current liabilities	10,658	15,232	16,335

Non-current deferred tax liability	103	131	112
Total liabilities	$10,761	$15,363	$16,447

Shareholders’ equity	165,323	181,099	161,022
Total liabilities & shareholders’ equity	$176,084	$196,462	$177,469

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company's current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain on sales of investment, share-based compensation expense and goodwill impairment loss.

Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

	For the Three Months Ended September 30, 2007 (US$ thousands)	For the Three Months Ended June 30, 2008 (US$ thousands)	For the Three Months Ended September 30, 2008 (US$ thousands)
GAAP Net Income (Loss)	$544	$300	($21,571)
Share-based compensation	618	587	604
Amortization or write-off of intangibles	211	169	152
Goodwill impairment loss	-	-	21,624
Non-GAAP Net Income	$1,373	$1,056	$809

Non-GAAP diluted net income per ADS (Note 1)	$0.04	$0.03	$0.02

Note 1: The non-GAAP adjusted net income per ADS is computed using non-GAAP net income and number of ADS used in GAAP diluted EPS calculation, where the number of ADS is adjusted for dilution due to employee share based compensation.

About KongZhong:

KongZhong Corporation is a mobile Internet company in China. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including WAP, multimedia messaging service (MMS), short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones. The Company also designs and operates mobile games, including mobile online games, downloadable offline games and WAP games.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators, which may be affected by the on-going restructuring of the PRC telecommunications industry as announced by the Ministry of Information and Industry Technology in May 2008; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:	Media Contact:
Sam Sun	Xiaohu Wang
Chief Financial Officer	Manager
Tel.: (+86-10) 8857 6000	Tel: (+86-10) 8857 6000
Fax: (+86-10) 8857 5891	Fax: (+86-10) 8857 5900
E-mail: ir@kongzhong.com	E-mail: xiaohu@kongzhong.com